FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2005
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	MU Online global server publishing license agreement

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	December 1, 2005	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1.

MU Online global server publishing license agreement

Title	MU Online global server publishing license agreement
Details

1. Subject of agreement: K2 Network Incorporated

2. Name of game: MU Online

3. Agreement amount: US $2,000,000 (including minimum guarantee)

4. Agreement period: 3 years after commercialization service

5. Content of Agreement:

(1) Launch commercial service for Webzen’s MU Online game global server the in North American, South American, and European regions (all the regions besides the countries which already have been launched or planned to be launched directly)

(2) Webzen will provide continuous technical support and updates, and K2 Network Incorporated will manage/operate servers, and conduct marketing/PR activities.

6. Other

(1) Due to the NDA with the relevant party, further details of the agreement have been omitted

Occurrence Date or Decision Date	December 1, 2005